Exhibit 99.10

PRESS RELEASE

Statement by TotalEnergies

Following the French Competition Authority’s Decision

relating to the Supply of Petroleum Products in Corsica

Paris, November 18, 2025 – TotalEnergies takes note, while contesting the merits, of yesterday’s decision issued by the French Competition Authority regarding the supply of petroleum products in Corsica, which imposes a fine on the Company.

TotalEnergies observes that the Authority’s position, after four years of investigation and numerous hearings and on-site visits, is not supported by any tangible evidence of any potential anti-competitive effect in Corsica. The decision is based solely on a 2016 contractual clause governing access to Corsica’s oil depots for shareholders who have invested in these depots, while a contractual fuel supply arrangement was also available to distributors who were not shareholders.

TotalEnergies regrets that the Authority did not recognize that this clause had no adverse effect either on the local distributor in Corsica which filed the complaint, or on consumers on the island. In fact, this distributor was able to continue sourcing fuel from TotalEnergies or from other shareholders of the depots, even significantly increasing its supply volumes, while maintaining almost unchanged the number of its service stations throughout the period in question.

In Corsica, TotalEnergies has been supplying fuel to residents for 60 years and currently operates a network of 47 service stations across the island, including in rural areas close to local communities. For several years, the Company has been committed to supporting the purchasing power of Corsican residents, notably by reducing fuel prices by €0.20 per liter in 2022, followed by capping prices at €1.99 since 2023—a measure that remains in effect today.

Our Company struggles to see, under these circumstances, how it could have engaged in anti-competitive practices and will therefore appeal this decision before the Paris Court of Appeal.

Given the disproportionate nature of the fine compared to the profitability of its operations on the island, TotalEnergies has decided to initiate a strategic review of the conditions for continuing its marketing activities in Corsica.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).